Form 144

1 (a) Name of issuer:
SOUTH STATE CORPORATION

1 (b) IRS Ident. No.
57-0799315

1 (c) SEC File No.
001-12669

1(d) Address of issuer
520 Gervais Street Columbia, SC 29201

1 (e)Telephone No.
803-231-3539

2(a) Name of person for whose account the securities are to be sold Robert R. Hill Jr.

2(b) Relationship to Issuer
CEO

2(c) Address Street
520 Gervais Street Columbia, SC 29201

3(a) Title of Class of securities to be sold
Common Stock

3(b) Name and address of each broker through whom the sec are to be offered/each market maker who is acquiring the securities Computershare
250 Royall Street
Canton, MA 02021

LPL Financial
Attn: Restricted and Control Stock/Custody Department
9785 Towne Centre Drive, San Diego, Ca 92121-1968

3(c) Number of share or other units to be sold
10,000


3(d)Aggregate Market Value
$844,876.19

3(e) Number of shares or other units outstanding
29,244,091

3(f) Approximate Date of Sale
6/7/2017

3(g) Name of each securities exchange
NASDAQ

Table I  Securities to be Sold

Title of the Class:
Common Stock

Date you acquired:
Various dates from January 2014 to January 2017

Nature of Acquisition Transaction
Restricted Stock Equity Grants

Name of Person from Whom Acquired:
South State Corporation

Amount of Securities Acquired:
10,000

Date of Payment:
Various dates

Nature of Payment:
vested restricted stock equity grants

Table II  Securities sold during past 3 months:
N/A